Exhibit 4.(a)2.(ii)(a)

AMENDMENT TO THE AGREEMENT FOR THE PROVISION OF SERVICES

In the City of Santiago de Chile, on January 27, 2014, (a) Corpbanca (hereinafter referred to as the “Bank”), a banking institution, Rol Único Tributario (Taxpayer’s Identification Number) 97.023.000-9, with principal place of business located at Rosario Norte 660, in Las Condes, represented by Fenando Massú Taré, domiciled at the same place, as parties of the first part; and (b) Inversiones CorpGroup Interhold Ltda., formerly CorpGroup Interhold S.A., (hereinafter referred to as “CorpGroup”, and jointly with the Bank, the “Parties”), Rol Único Tributario (Taxpayer’s Identification Number) 96.758.830-K, with principal place of business located at Rosario Norte 660, Floor 23, in Las Condes, represented by Pilar Dañobeitia Estades, holder of identity card number 8.668.195-1, domiciled at the same place, as parties of the second part; have agreed as follows:

Section One: Background:

(a) By a private deed executed on April 10, 2008, the Parties entered into an Agreement for the Provision of Services (the “Agreement”) under which the Bank entrusted CorpGroup the provision of professional and technical advice, under the terms and conditions set forth therein.

(b) It is hereby placed on record that such Agreement is in full force and effect to the date hereof as a consequence of subsequent extensions agreed upon by the parties in compliance with the provisions set forth therein.

(c) As this amendment has been agreed upon with a related party under the terms set forth in sections 146 and et seq. of Law No. 18.046, and under the provisions set forth in section in 50 bis of the same legal body, the terms and conditions hereof were approved by the Committee of Directors and the Board of Directors of the Bank at the meetings held on January 24 and 27, 2014.

Section Two: Amendments.

By this instrument, the Parties agree to amend the Agreement as follows:

(a) Section Two, regarding the term of duration, is amended by adding a second paragraph thereto, which reads as follows:

“Notwithstanding the foregoing, from January 1, 2015, this agreement shall be in full force and effect for a term of 10 (ten) years as from that date. Upon the expiration of such term, each of the Bank and CorpGroup shall have the option to extend the agreement for an additional term of five (5) years, provided always that, as of such date the services under this agreement continue being provided with the participation of Alvaro Saieh Bendeck. The party who decides to exercise its option to renew the agreement must give prior notice thereof to the other party at least 30 (thirty) days in advance to the expiration of the ten-year (10) term, in which case the other party shall be bound to accept such renewal. Should Mr. Alvaro Saieh Bendeck die before January 1, 2020, this agreement shall remain in full force and effect until the expiration of the term of five years as from January 1, 2020, and may be not be extended. Should he die on or after January 1, 2020, this agreement shall be automatically terminated.”

(b)	Section Four is entirely replaced by the following text:

“SECTION FOUR: RELATIONSHIPS BETWEEN THE COMPANY, ITS STAFF AND CORPBANCA.

The services may be provided by CorpGroup both at its offices in Santiago de Chile and also remotely, from elsewhere in the country or abroad. For such purpose, any kind of technological means, such as video conference, telephone and electronic mail, among others, may be used. CorpGroup shall also be authorized to provide the service at the Corpbanca’s offices, whenever the customers shall deem it more advisable”.

Moreover, the employment or contractual relationship of the professionals and staff of CorpGroup shall be maintained at all times and there will be no link of subordination or any dependency between these professionals and Corpbanca.”

(c) Section Eight is amended by adding the following paragraphs two and three to the current single paragraph regarding expenses:

“As of January 1, 2015, such expenses shall be paid directly by the Bank or reimbursed to CorpGroup if it has already paid for them, and they shall be reimbursed not later than 30 days from the date on which CorpGroup requests it in writing, by submitting the relevant receipts evidencing them. In this respect, and without limiting the generality of the foregoing, the parties hereby agree that the executives of CorpGroup may travel by private airplane in order to provide the services subject matter hereof, and such expenses shall be directly paid by the Bank to the domestic or foreign transportation company, up to the sum of USD 150,000 (one hundred and fifty thousand US dollars) in each calendar year.”

(d) Effective Term: each and every one of the amendments set out in this section two shall become in full force and effect from January 1, 2015.

(e) The parties further represent that those provisions of the Agreement which have not been modified or changed by this instrument shall remain valid and in full force and effect

Section Three: Miscellaneous Provisions.

(a) The Parties shall submit any differences or disputes that may arise from this amendment to the arbitration clause set forth in the Agreement.

(b) This amendment is subscribed and executed in two (2) copies of the same tenor and date, one of them for each party.

This amendment is contingent upon the consummation of the merger between Corpbanca and Banco Itaú Chile.

/s/ Fernando Massú Taré

CORPBANCA

Fernando Massú Taré

/s/ Pilar Dañobeitia E.

INVERSIONES CORPGROUP INTERHOLD LIMITADA

Pilar Dañobeitia E.

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